CORDIA CORP.

OFFERING CIRCULAR SUPPLEMENT

Dated as of: September 16, 2022

Form 253(g)(2)/CIK 0000837342

This document supplements, and should be read in conjunction with, the offering circular U.S. Securities and Exchange Commission (the “Commission”) File Number 024-11655 of Cordia Corp. (the “Company”), which was qualified on December 30, 2021 (the “Supplement”), which was filed by final amendment with the Commission on December 28, 2021 (including all prior amendments, collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This document modifies references within the Offering Circular to the price of the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to be sold in the offering from $.30 to $.50 per share to a price per share equal to $.05 to $.07 per share.

Cover Page, Paragraph 1, and 2, Cover Page, Tables, Page 4, 5 (“Summary" and "The Offering”), and all other references relating to prices, are modified in part as follows:

•Offering Circular references to the price of the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to be sold in the offering are adjusted from $.30 to $.50 per share to a price per share equal to $.05 to $.07 per share.

Recipients of the Offering Circular are referred to the Company current filings including financial statements on file at sec.gov.

This supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this supplement.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.